SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON AUGUST 6, 2009, DRAWN UP IN SUMMARY FORMAT

COMPANY REGISTRY (NIRE): 33300011595

1. Date: August 6, 2009

2. Time: 2:30 p.m.

3. Venue: Av. Brig. Faria Lima, 3400, 20º andar, São Paulo, SP

4. Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Fernando Perrone, Yoshiaki Nakano, and Claudia Maria Sarti (Secretary of the Meeting)

6. Agenda: 6.10 - Resignation of Board Member – The Board acknowledged the resignation of Board Member Mauro Molchansky and conveyed the Company’s thanks for the invaluable services rendered. 6.11 - Resignation of Executive Officers – The Board unanimously accepted the resignation of Pedro Felipe Borges Neto and Isaac Popoutchi from the position of Executive Officers for strictly personal reasons, and conveyed the Company’s thanks for their dedication and invaluable services rendered during their time working for the Company. 6.12 - Board of Executive Officers – The Board unanimously approved, pursuant to the provisions of article 17, item III of the Bylaws, the re-election of (i) BENJAMIN STEINBRUCH, Brazilian, married, industrialist, holder of ID card (RG) no. 3.627.815 -4 SSP/SP and Individual Taxpayers’ ID (CPF/MF) no. 618.266.778 -87, domiciled at Av. Brigadeiro Faria Lima nº 3.400, 20º andar, in the city and state of São Paulo, as Chief Executive Officer; (ii) ENÉAS GARCIA DINIZ, Brazilian, married, engineer, holder of ID card (RG) no. 04.746.432 -6 IFP/RJ and Individual Taxpayers ID (CPF/MF) no. 657.575.057 -53, domiciled at Rod. BR 393 – Lúcio Meira Km 5,001 – s/nº - Vila Santa Cecília – in the city of Volta Redonda, as Executive Officer in charge of Production; and (iii) JUAREZ SALIBA DE AVELAR, Brazilian, married, mining engineer, holder of ID card (RG) no. 749.002 SSP/MG, and Individual Taxpayers ID (CPF/MF) no. 447.454.946 -53, with offices at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo, as Executive Officer in charge of New Business Development; all of whom with period of office effective until April 30, 2011, extended until the investiture of their successors. Thus the Company’s current Board of Executive Officers comprises: BENJAMIN STEINBRUCH – CEO; ENÉAS GARCIA DINIZ – Executive Officer in charge of Production; JUAREZ SALIBA DE AVELAR – Executive Officer in charge of New Business Development; and PAULO PENIDO PINTO MARQUES – Executive Officer in charge of Controlling, Financial and Investor Relations Areas, all of whom with term of office effective until April 30, 2011, extended until the investiture of their successors.

This is a free translation of the extract of the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

Filed with JUCERJA (Commercial Registry of the State of Rio de Janeiro) on August 11, 2009, under no. 1940652

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.